UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Maase Inc. (“MAAS” or the “Company”) is in advanced stage of negotiation to acquire Shandong Sandi Water Purification Technology Co., Ltd. and its subsidiaries. The target is a leading provider of pipe system solutions for drinking water in China. The Company has reached a preliminary agreement with the target and the sellers that the valuation of the target will be approximately RMB700 million and the consideration will be paid in the form of newly issued Class A ordinary shares of a par value of US$0.09 each of the Company at a purchase price of US$1.8 per share. The Company and the target are finalizing definitive agreements in connection with the acquisition and subject to satisfaction of customary closing conditions, the Company expects to complete the acquisition within twelve months.

Forward-looking Statements

This current report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: uncertainties related to whether definitive agreements will be executed by the parties; risks related to whether the conditions required to close the acquisition transaction will be satisfied; value and business prospects of the acquired businesses and assets; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this current report. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: February 5, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

2